UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS to Acquire AI Computer Vision Leader VisionLabs

December 13, 2021

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that Intema S.a.r.l. (Luxembourg) (“Intema”), a subsidiary of MTS AI LLC (“MTS AI”), has signed a definitive agreement to acquire a 100% stake in VisionLabs B.V. (“VisionLabs”) for RUB 7 bn. The final deal amount is subject to future performance-based metrics of VisonLabs over the next three years.

As a result of the deal, VisionLabs will become the largest asset in the portfolio of Intema, which was established by MTS AI as a new brand aimed at developing, launching, and marketing AI-based products on the global arena. The agreement provides for Intema to acquire a 100% equity stake in VisionLabs from the company's existing shareholders, which prior to the deal consisted of its founders (51.77%), Sberbank group companies (25.07%) and the Sistema PJSFC venture fund Sistema_VC (23.16%). VisionLabs Co-founder Alexander Khanin will remain Chairman of the VisionLabs Board of Directors, and plans, together with Co-founder Ivan Laptev, to convert shares they own in VisionLabs into equity interest in MTS AI.

The deal has been approved by the MTS Board of Directors (including its Audit Committee) and is also subject to regulatory approval. MTS was advised in the transaction by BofA Securities as financial consultant, and Herbert Smith Freehills served as legal counsel.

Viacheslav Nikolaev, MTS President & CEO, commented: “With MTS AI, we are creating a powerful center of excellence in artificial intelligence, which will bring together strengths across people, expertise, and product development. The acquisition of VisionLabs will reinforce our AI product portfolio in the promising computer vision space, which will enable us to further enhance the potential of the MTS digital ecosystem, as well as deliver world-class solutions for corporate clients in both Russia and abroad.”

Alexander Khanin, MTS AI CEO, commented: “Over the next few years, artificial intelligence technology will become a key driver for business and social development. At MTS AI, we are taking advantage of this window of opportunity by setting up Intema, which is focused on identifying promising AI-based concepts and product ideas that can be developed and launched with the help of investment and expert support. Looking ahead, we aim to create new breakthrough products at the intersection of diverse innovations from across our portfolio. At the same time, VisionLabs will continue to operate in line with its existing team and business strategy.”

Dmitry Filatov, Sistema_VC President, commented: “Our investment in VisionLabs in 2016 and subsequent exit is a model of execution for our corporate venture fund, which has created value for both the fund and the company as a whole. On the one hand, when the fund launched we made an absolutely correct decision to invest in a business that turned out to be highly successful, significantly growing in value and generating a healthy ROI. And on the other hand, as a result of this deal we have seriously strengthened the capabilities of the Sistema Group of companies in the promising artificial intelligence space, building a firm foundation for future scaling in this direction.”

Lev Khasis, First Deputy Chairman of the Sberbank Management Board, commented: “Our investment in VisionLabs has generated for us a great return on invested capital — the value of Sber’s stake in the company has increased more than 3.7 times since entry. Today, Sber has world-class capabilities in biometrics that we continue to develop, including by leveraging VisionLabs’ technology expertise. Our partnership with VisionLabs is continuing across a variety of key areas for the bank’s further development in these directions, including the SmartBio biometric platform, as well as facial and gesture recognition for SberPortal. In addition, together with VisionLabs we will continue executing on our existing contracts and working across Sber’s ecosystem and partnerships. A multitude of high-tech solutions that just a few years ago seemed like fantasy have now become commonplace for our customers and employees, including access control in bank branches and offices, as well as biometric-enabled customer service across our ATMs, stores, and mobile apps.”

About VisionLabs

VisionLabs is one of the world’s leaders in pioneering new products based on computer vision and machine learning. The company has executed more than 500 computer vision projects in 37 countries around the world for more than 270 customers across the financial, telecommunications, retail, transportation, and power sectors. The company’s software helps process data from more than 1.7 million cameras across the globe. In 2020, the company’s revenue amounted to over RUB 1.1 bn.

VisionLabs’ recognition algorithms have been recognized among the world’s top-3 fastest in terms of matching speed by the U.S. National Institute of Standards & Technology (NIST). In addition, the company’s Liveness solution has been a three-time first-place winner for human anti-spoofing verification at the CVPR conference and workshop (2019-2021).

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS Public Joint Stock Company

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: December 13, 2021